Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
	2006	2005 (As Restated)
	(Dollars in Thousands)
EARNINGS:
Income before income taxes and minority interest	$214,426	$167,770
Add (deduct):
Equity in earnings of unconsolidated entities	(64,923)	(49,231)
Distributions from unconsolidated entities	39,374	30,809
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(11,948)	(9,330)
	$176,929	$140,018

Add fixed charges:
Consolidated interest expense	70,189	63,304
Interest portion (1/3) of consolidated rent expense	22,758	21,939
	$269,876	$225,261

FIXED CHARGES:
Consolidated interest expense	$70,189	$63,304
Interest portion (1/3) of consolidated rent expense	22,758	21,939
	$92,947	$85,243

RATIO OF EARNINGS TO FIXED CHARGES	2.90	2.64